

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

Mostafa Nagaty
Chief Financial Officer
KKR Real Estate Finance Trust Inc.
9 West 57th Street, Suite 4200
New York, NY 10019

> **Re: KKR Real Estate Finance Trust Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **Form 10-Q for the quarterly period ended March 31, 2020**
> **Form 10-Q for the quarterly period ended June 30, 2020**
> **File No. 001-38082**

Dear Mr. Nagaty:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction